Exhibit 1.6

For Immediate Release▶▶▶	For More Information ▶▶▶
June 14, 2005	Kara Hoffman
Articulate Communications Inc.
212.255.0080, ext. 13
khoffman@articulatepr.com

Ross Systems Announces a Strategic Services Partnership
with US Data Management for Computer Systems Validation
and Sarbanes-Oxley Compliance

Partnership Provides Ross Customers in the Life Sciences Industry with IT Compliance and Audit Preparation Services to Streamline and Simplify Adherence with Federal Regulations

ATLANTA – June 14, 2005 – Ross Systems (“Ross”), a global provider of enterprise software solutions and a software unit of CDC Corporation (NASDAQ: CHINA), today announced its strategic partnership with US Data Management (“USDM”), a leading provider of IT, validation, regulatory compliance and Sarbanes-Oxley financial control solutions for the life sciences industry. Together Ross and USDM offer its customers a best practices approach to the validation of Ross’ iRenaissance enterprise software suite.

Regulated by the Food and Drug Administration (FDA), bio/pharmaceutical, medical device manufacturing organizations and tissue processors must ensure the computer systems they use to create, modify, maintain, archive or transmit critical data, operate as intended and meet FDA requirements. For these companies, computer system validation is key to ensuring their systems meet overall business objectives and comply with industry regulations.

Together, Ross and USDM have many successful customers who have put into practice this tailored, easy-to-implement solution that addresses the validation needs of both new system implementations and customer upgrades, accelerating the validation cycle by up to 40 percent. Through this partnership, Ross customers will have access to a complete solution from a single provider that has intimate knowledge of both the life sciences industry and the iRenaissance product suite.

Complying with the Sarbanes-Oxley accounting reform and investor protection legislation is a challenge for all public companies. Many of the processes and procedures for computer system validation to meet the predicate rules for CFR 21 are nearly identical for Sarbanes-Oxley financial IT system controls and compliance. Ross and USDM provide an IT audit preparation solution for Section 404 Sarbanes-Oxley compliance. By embedding the same validation methodology to the installation, testing plans for operation and executing performance testing of the Ross iRenaissance financial systems, companies can streamline their Sarbanes-Oxley compliance initiatives at a far lower cost.

Global Headquarters ▶ Ross Systems, Inc. ▶ Two Concourse Parkway, Suite 800 ▶ Atlanta, GA 30328 ▶ USA
www.rossinc.com ▶ + 1 770.351.9600

“Ross is an ideal partner, with a strong presence in the life sciences industry and a large network of customers,” said Erik Smith, vice president of business development for USDM. “Our in-depth industry and application knowledge-base and regulatory compliance insight, paired with Ross’ world-class iRenaissance software suite focused on the life sciences industry, produces an offering unique to the industry. This end-to-end solution for enterprise processes with system validation compliance provides customers with a complete package from one provider at a fraction of the cost.”

USDM uses proven and recognized methodologies for computerized system validation, helping organizations ensure that the systems they use are monitored, controlled and capable of performing their intended functions in a reliable and reproducible manner. Designed specifically to fit with the iRenaissance software suite, USDM’s validation process enables companies to protect and maintain the integrity of the data, providing documented evidence of quality performance.

“At Ross we strive to work with our customers to share best practices and find solutions that reduce the significant costs of regulatory compliance,” said Michael Webster, director of life sciences for Ross Systems. “We feel it is incumbent on Ross, as a good business partner, to take a major share of the compliance responsibility. We do so by providing our customers with the proven validation workflow, plans, standard procedures, test scripts and traceability matrix paired with the deep validation expertise of USDM. As a result of the knowledge built during many validation projects, we can provide a solution to reduce risk, cost and time to validate for all iRenaissance customers.”

About US Data Management

US Data Management provides state-of-the-art computer system compliance solutions to FDA regulated pharmaceutical, biotech, medical device companies and contract research/manufacturing organizations. The company’s goal is to assure that FDA regulated computer systems are operating in a compliant environment in accordance with a company’s overall strategic objectives. For more information, visit www.usdatamanagement.com.

About Ross Systems

Ross Systems, a software unit of CDC Corporation (NASDAQ: CHINA), delivers software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the life sciences, food, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.

For more information about CDC Corporation, please visit the website
www.cdccorporation.net.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to results achieved by Ross and USDM customers based on their utilization of Ross Systems iRenaissance solution combined with USDM’s services expertise such as acceleration of the validation cycle and offering an end-to-end solution at a fraction of the cost. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the life sciences market; the continued ability of Ross’ solutions to address industry-specific and regulatory requirements of life sciences companies; demand for and market acceptance of new and existing enterprise software and services and the positioning of Ross’ solutions in the life sciences industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.